

07006401

SECUF MISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-01-06 (MM/DD/YY) AND ENDING 02-28-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Marketing Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1865 SW High Street
(No. and Street)

Portland	Oregon	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Stevens 503-241-7289
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
APR 30 2007
WASH D.C.
160
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Stevens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Marketing Partners, Inc., as of February 28, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President 4.26.07

Title

Christina Addis 4/26/07

Notary Public


OFFICIAL SEAL
CHRISTINA ADDIS
NOTARY PUBLIC - OREGON
COMMISSION NO. 407346
MY COMMISSION EXPIRES JUNE 18, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Marketing Partners, Inc.

(A DEVELOPMENT STAGE COMPANY)

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED FEBRUARY 28, 2007
AND THE (UNAUDITED) PERIOD FROM
JANUARY 17, 2001 (INCEPTION) TO FEBRUARY 28, 2007

CAPITAL MARKETING PARTNERS, INC.

(A DEVELOPMENT STAGE COMPANY)
TABLE OF CONTENTS

YEAR ENDED FEBRUARY 28, 2007
AND THE PERIOD FROM
JANUARY 17, 2001 (INCEPTION) TO FEBRUARY 28, 2007

PAGE

INDEPENDENT AUDITORS' REPORT

Board of Directors
Capital Marketing Partners, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of Capital Marketing Partners, Inc (a Development Stage Company) as of February 28, 2007, and the related statements of operations, changes in shareholders' deficit, changes in subordinated borrowings, and cash flows for the year ended February 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Marketing Partners, Inc. as of February 28, 2007, and the results of its operations and its cash flows for the year ended February 28, 2007 in conformity with accounting principles generally accepted in the United States of America. The statements of operations, changes in shareholders' deficit and cash flows for the period January 17, 2001 (inception) to February 28, 2007 have not been audited by us and accordingly, we express no opinion on them.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

April 26, 2007

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com



CAPITAL MARKETING PARTNERS, INC.

(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION

February 28, 2007

ASSETS

Cash and cash equivalents	$	19,552
Consulting fee receivable		16,708
Prepaid expenses		658
Total assets	$	36,918

LIABILITIES AND SHAREHOLDERS' DEFICIT

Accounts payable	$	997
Accrued interest		14,296
Subordinated loan		100,000
Total liabilities		115,293
Total shareholders' deficit accumulated during the development stage	(	78,375)
	$	36,918

See notes to financial statements

Capital Marketing Partners, Inc.

(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	Year ended February 28, 2007	(Unaudited) January 17, 2001 (inception) to February 28, 2007
Revenues		
Consulting income	$ 16,708	$ 31,979
Expenses		
Advertising	2,137	2,137
Automobile	6,746	14,569
Consulting fees	18,800	26,800
Dues and subscriptions	1,778	1,778
Employee benefits	6,500	15,118
Licenses and fees	528	528
Meals and entertainment	2,517	2,908
Office supplies	1,646	2,952
Payroll taxes	3,217	3,217
Professional services	9,231	10,153
Rent	12,765	19,277
Regulatory fees	2,210	5,552
Salaries	31,136	31,136
Telephone	2,683	3,122
Travel	6,265	6,388
Miscellaneous	1,306	1,423
Loss from operations	(92,757)	(115,079)
Interest expense	12,865	14,296
Net loss	($ 105,622)	($ 129,375)

See notes to financial statements

CAPITAL MARKETING PARTNERS, INC.

(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	Common stock, no par; 500,000 shares authorized		Additional paid-in capital	Deficit accumulated during the development stage	Total
	Shares	Amount			
Balance at January 17, 2001 (inception) (unaudited)	-0-	$ -0-	$ -0-	$ -0-	$ -0-
Shares issued on January 17, 2001	1,000	1,000			1,000
Net loss				(23,753)	(23,753)
Balance at February 28, 2006	1,000	1,000		(23,753)	(22,753)
Capital contribution			50,000		50,000
Net loss				(105,622)	(105,622)
Balance at February 28, 2007	1,000	$ 1,000	$ 50,000	($ 129,375)	($ 78,375)

Capital Marketing Partners, Inc.

(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

Balance at March 1, 2006	$	-0-
Activity during the year		100,000
Balance at February 28, 2007	$	100,000

See notes to financial statements

CAPITAL MARKETING PARTNERS, INC.

(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Year ended February 28, 2007	(Unaudited) January 17, 2001 (inception) to February 28, 2007
Cash flows from operating activities		
Net loss	($ 105,622)	($ 129,375)
Net changes in operating assets and liabilities		
Consulting fees receivable	(16,708)	(16,708)
Prepaid expenses	(658)	(658)
Accounts payable	997	997
Accrued expenses	12,865	14,296
Net cash used by operating activities	(109,126)	(131,448)
Cash flows from financing activities		
Net repayment of shareholder advance	(1,189)	
Proceeds from borrowings		100,000
Additional paid-in capital	50,000	50,000
Proceeds from issuance of common stock		1,000
Net cash provided by financing activities	48,811	151,000
Net increase (decrease) in cash	(60,315)	19,552
Cash at beginning of year	79,867	-0-
Cash and at end of year	$ 19,552	$ 19,552
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -0-	$ -0-

YEAR ENDED FEBRUARY 28, 2007

1. Line of business and significant accounting policies

Line of business
Capital Marketing Partners, Inc. (the "Company"), an Arizona corporation, was originally organized to provide consulting and advising. In June 2006, the Company was approved by the NASD to operate as a broker and dealer providing services relative to private placements and mutual funds.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Consulting fee revenues are earned and received monthly in advance for services related to the assistance in the offer and sale of interests.

Concentration of credit risk
The Company has cash in the form of deposits which at times may exceed depository insurance limits. The company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Income taxes
Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The temporary differences giving rise to deferred taxes principally relate to net operating loss carryforwards of approximately $129,400 which expire through 2027 that may be applied against future taxable income. The resulting deferred tax asset of $28,000 has been offset by a valuation allowance of the same amount. The expected tax benefit of approximately $23,000 that would result from applying federal statutory tax rates to the pre-tax loss of $105,622 differs from amounts reported in the financial statements because of the $23,000 increase in the valuation allowance in 2007.

Development stage operations
The company was incorporated on January 17, 2001. Operations have been primarily devoted to formation, registration as a broker-dealer, and administrative functions. The Company's ability to meet its net capital need is based on additional capital contributions, if necessary, being made by the shareholders.

YEAR ENDED FEBRUARY 28, 2007

2. Capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As a result, the minimum net capital required is the greater of $5,000 or 1/8 of aggregate indebtedness, as defined. At February 28, 2007, the Company had net capital of $4,259 which was $741 deficient of the required net capital of $5,000 and a ratio of aggregate indebtedness of 3.59 to 1.

As a result of its net capital deficiency, the Company gave notice of the net capital requirement, current net capital deficiency and corrective action as required by the notification provisions for brokers and dealers in accordance with SEC Rule 17a-11. On March 9, 2007, the Company received payment of its $16,708 year end consulting fee receivable which corrected the net capital deficiency.

3. Subordinated loan agreement

On June 22, 2006 the NASD approved the subordination terms for a loan originally entered into on January 1, 2006. The subordinated loan is from Old Pueblo Investments, Inc. of which a shareholder of the Company is also a shareholder. The loan accrues interest at 12% per annum is payable, on March 1, 2009. Accrued expenses include $14,296 of accrued interest at February 28, 2007.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Furthermore, repayments of the loan require prior written approval of the National Association of Securities Dealers (NASD).

4. Related party transactions

The Company rents office space from a shareholder's wife on month-to-month terms. Total rent payments for the year ended February 28, 2007 was $12,765.

ACCOMPANYING INFORMATION

Capital Marketing Partners, Inc.

(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended February 28, 2007		
Net capital		
Total shareholders' deficit	($	78,375)
Less non-allowable assets		
Consulting fee receivable	(	16,708)
Prepaid expenses	(	658)
Add back		
Subordinated loan		100,000
Net capital	$	4,259
Aggregate indebtedness		
Accounts payable and accrued expenses	$	15,293
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Net capital deficiency	($	741)
Excess of net capital at 1,000%	$	2,730
Ratio of aggregate indebtedness to net capital		3.59 to 1

Reconciliation with Company's computation

There were no material differences between these computations and the computation included in the Company's Part IIa of Form X-17a-5 unaudited report as of February 28, 2007.

YEAR ENDED FEBRUARY 28, 2007

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

Board of Directors
Capital Marketing Partners, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of Capital Marketing Partners, Inc. for the year ended February 28, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com



Member of DFK INTERNATIONAL

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above:

The Company currently relies on its independent auditors to ensure that its annual financial statements, including necessary presentation and disclosures, are in accordance with accounting principles generally accepted in the United States of America indicating an inadequate control over the preparation of financial statement presentations and disclosure.

Failure to accrue certain expenses indicates a lack of sufficient expertise in selecting and applying accounting principles generally accepted in the United States of America in recording the financial transactions and preparing financial statements, including disclosures.

The failure to treat consulting fee receivables as a non-allowable asset in the year end computation of net capital was a material misstatement identified by the auditor in the financial statements for the period under audit and was not initially identified by the Company's internal controls over the application of net capital requirements as set forth by the NASD under Sec. 240.17a-3(a)(11)

A net capital deficiency on February 28, 2007 indicates inadequate controls over the practice and procedures in making the periodic computations of net capital under Sec. 240.17a-3(a)(11) resulting in a net capital deficiency.

Lack of controls and review of outsourced bookkeeper indicates an ineffective oversight of the entity's financial reporting by those charged with governance

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures may not be adequate as of February 28, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Capital Marketing Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

April 26, 2007

END